Exhibit 99.1

JXG FIRST HALF YEAR FINANCIAL REPORT 2026

HAIKOU, China, November 12, 2026 /PRNewswire/ -- JX Luxventure Group Inc. (Nasdaq: JXG) (the “Company”), a company in the wholesale trade sector specializing in duty-free and cross-border consumer goods, as well as providing integrated solutions in wholesale trade, including logistics, supply chain management, and technology solutions to support the efficient distribution of tourism-related products, today announced its financial results for the six months ended June 30, 2026.

Six Months 2026 Highlights

●	Revenue: The Company achieved revenue of $68,483,593, which represents an increase of $43,304,826 or 172% from the revenue of $25,178,767 in 2025.

●	Gross Profit: The Company recorded a gross profit of $7,812,589, which represents an increase of $3,336,028 or 75% from the gross profit of $4,476,561 in 2025.

●	Balance Sheet Strength: Total assets increased 60% to $68,790,350, from $42,964,683 as of December 31, 2025 while shareholders’ equity rose 147% to $60,409,421, from $24,433,748 as of December 31, 2025.

Ms. Sun “Ice” Lei, Chief Executive Officer of the Company, commented: “We are pleased with our operational momentum and financial performance during the first half of 2026, highlighted by a 172% increase in revenue to $68.48 million and a 75% increase in gross profit. These results validate that the strategic roadmap we set in motion in 2025   is actively working and scaling our business effectively. With our total assets expanding to over $68 million and our balance sheet strengthened, we look forward to continuing executing our long-term strategy and delivering compounding, sustainable value to our shareholders.”

About JX Luxventure Group Inc.

Headquartered in Haikou, China, JX Luxventure Group Inc. is a company in the wholesale trade sector specializing in duty-free and cross-border consumer goods, as well as providing integrated solutions in wholesale trade, including logistics, supply chain management, and technology solutions to support the efficient distribution of tourism-related products. To learn more about the Company, please visit its corporate website at https://www.jxluxventure.com/en/.

Safe Harbor Statement

This press release may contain certain “forward-looking statements” relating to the business of JX Luxventure Group Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein, are “forward-looking statements” in nature within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements, often identified by the use of forward-looking terminology such as “believes,” “expects” or similar expressions, involve known and unknown risks and uncertainties. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of a variety of factors, including those discussed in the Company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website (http://www.sec.gov). All forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the Company does not assume a duty to update these forward-looking statements.

CONTACT: Jessica Rhodes ir@jxluxventure.com